Exhibit 99.1

DarkIris Inc. Provides Business Update on Cine3.AI Global Expansion and Entertainment Technology Ecosystem

HONG KONG, September 30, 2026 (GLOBE NEWSWIRE) -- DarkIris Inc. (Nasdaq: DKI) (the “Company” or “DarkIris”), an innovative technology provider in the digital media and entertainment sector, today provided a business update highlighting recent progress in the development and global deployment of its flagship AI video production platform, Cine3.AI, as well as the Company’s North American expansion and interactive entertainment initiatives.

Advancing Cine3.AI for the “Cinema 3.0” Era

Following continued system development and optimization of its multimodal production workflows, DarkIris is advancing preparations for the global rollout of Cine3.AI, its professional AI-powered film production platform. The platform is currently undergoing pre-launch compliance review, testing and operational preparations ahead of its planned international launch.

DarkIris believes the global film and entertainment industry is entering what the Company refers to as the “Cinema 3.0” era, characterized by the increasing integration of generative AI technologies into professional content production workflows.

Cine3.AI integrates capabilities including high-fidelity visual generation, character consistency management and dynamic motion generation. The platform is designed for professional filmmakers, multi-channel network (“MCN”) operators and content production teams, providing tools that support multiple stages of the production process, including pre-visualization, shot rendering and post-production assistance.

Building on the Cine3.AI platform, DarkIris also intends to expand its participation across the film production value chain through AI-assisted production, co-production, and technology services for film, advertising, and other content projects.

Establishment of U.S. Subsidiary to Support North American Expansion

To further expand its presence in key entertainment markets and pursue growing commercial opportunities, DarkIris has established DarkIris US Inc., a wholly owned subsidiary in the United States.

The subsidiary is expected to serve as the Company’s operating hub in North America, with an initial focus on:

●	supporting the global commercialization of Cine3.AI and engagement with enterprise customers;

●	pursuing opportunities involving the acquisition and licensing of film and digital intellectual property (“IP”); and

●	providing AI-enabled production, co-production, and technology services for film, advertising, and other content projects in North America and international markets.

The U.S. subsidiary is expected to play a key role in DarkIris’ broader strategy to develop localized commercial capabilities in key entertainment markets worldwide.

Global Talent Initiative Reinforcing the Dual-Hub Model of Singapore and U.S. Operations

To support the commercialization of Cine3.AI and the Company’s international expansion, DarkIris has also initiated a global talent recruitment program centered on its strategic operations in Singapore and the United States.

The initial recruitment initiative will focus on senior positions in corporate administration, business development, IP operations and cross-border compliance. Through the development of localized business and operating teams, the Company intends to strengthen its engagement with film studios, advertising companies and digital entertainment participants across North America and the Asia-Pacific region.

Expanding into Interactive Entertainment Through “Quantum Project X”

In addition to its AI-powered film production technology, DarkIris is extending its digital entertainment ecosystem into interactive entertainment.

The Company is developing “Quantum Project X,” a historical strategy game.

Leveraging DarkIris’ internally developed AI visual production pipeline, Quantum Project X represents an extension of the Company’s core AI technology assets into interactive entertainment. The project is designed to explore opportunities to develop and commercialize IPs across both film and gaming formats.

DarkIris currently expects to complete development of Quantum Project X for open beta testing (“OBT”) and commence testing in Q2 2027. The timeline remains subject to the development process, testing results and other operational considerations.

Management Commentary

Mr. Zhifang Hong, Chief Executive Officer and Chairman of DarkIris, commented: “As we continue to build the technology foundation for ‘Cinema 3.0’ era, DarkIris is entering a new stage of development. By combining the core capabilities of Cine3.AI with localized production and commercial capabilities in North America, supported by our talent strategy across Singapore and the United States, we believe we are well positioned to pursue emerging opportunities across media and digital entertainment.”

Business Inquiries & Partnerships

To support the continued development of its global commercial ecosystem, DarkIris has established dedicated channels for the following areas of business cooperation:

Film Production & VFX Services

Email: production@cine3.ai

Cine3.AI Platform & Enterprise Partnerships

Cine3.AI Platform Website: https://cine3.ai/assets

Email: partner@cine3.ai

IP Licensing & Rights Acquisition

Email: partners@darkiris.com

Gaming & Interactive Co-Publishing

Email: bd@darkiris.com

About DarkIris Inc.

DarkIris Inc. (Nasdaq: DKI) is an innovative, growth-oriented public company focused on AI-driven digital media and content production technologies. Through advanced production capabilities, including its artificial intelligence platform, aideptus.com, the Company aims to provide creators, studios, and developers with generative AI solutions designed to streamline creative workflows and enhance digital content production experiences. For more information, please visit the Company’s website at www.darkiris.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performances, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions, the Company’s ability to comply with Nasdaq continued listing standards and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

DarkIris Inc.

Investor Relations Department

Email: dki@darkiris.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1 646-932-7242

Email: investors@ascent-ir.com